Filed by Entropic Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Entropic Communications, Inc.
Commission File No.: 001-33844

MaxLinear and Entropic Announce Early Termination of Hart-Scott-Rodino Waiting Period for

MaxLinear’s Pending Acquisition of Entropic

CARLSBAD, Calif. and SAN DIEGO, Feb. 27, 2015 – (GLOBE NEWSWIRE) — MaxLinear, Inc. (NYSE: MXL or “MaxLinear”) and Entropic Communications, Inc. (Nasdaq: ENTR) (or “Entropic”) today announced that the U.S. Federal Trade Commission (FTC) has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) with respect to MaxLinear’s pending acquisition of Entropic.

As previously announced on February 3, 2015, MaxLinear and Entropic entered into a definitive agreement under which MaxLinear would acquire Entropic for (i) $1.20 per share in cash and (ii) 0.2200 of a share of MaxLinear common stock for each Entropic common share outstanding. Termination of the HSR Act waiting period satisfies one of the conditions to closing of the proposed transaction. The closing of the transaction is also subject to approval of the stockholders of both MaxLinear and Entropic, and other closing conditions, including the effectiveness of MaxLinear’s Registration Statement on Form S-4. Subject to the satisfaction of these other conditions, the transaction is expected to close in the second quarter of 2015.

About Entropic

Entropic™ is a world leader in semiconductor solutions for the connected home. The Company transforms how traditional HDTV broadcast and IP-based streaming video content is seamlessly, reliably, and securely delivered, processed, and distributed into and throughout the home. Entropic’s next-generation Set-top Box (STB) System-on-a-Chip (SoC) and Connectivity solutions enable Pay-TV operators to offer consumers more captivating whole-home entertainment experiences by transforming the way digital entertainment is delivered, connected and consumed – in the home and on the go. For more information, please visit Entropic at: www.entropic.com, read our blog Entropic Topics, or get social with us at @Entropic_News, or on Facebook, Google+, YouTube and LinkedIn.

About MaxLinear

MaxLinear is a leading provider of radio-frequency and mixed-signal semiconductor solutions for broadband communications applications. MaxLinear is headquartered in Carlsbad, California. For more information, please visit www.maxlinear.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements concerning MaxLinear’s proposed acquisition of Entropic; and the anticipated timing of the closing of the acquisition. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. Forward-looking statements are based on management’s current, preliminary expectations and are subject to various risks and uncertainties. In addition, risks and uncertainties that could affect the forward-looking statements set forth in this press release include the following: failure of MaxLinear’s or Entropic’s stockholders to approve the proposed merger transaction; the challenges and costs of closing, integrating, restructuring, and achieving currently anticipated synergies; the ability to retain key employees, customers, and suppliers during the pendency of the merger and afterward; and other risks, uncertainties and factors affecting the business, operations, and financial condition of either MaxLinear or Entropic, including the information contained in MaxLinear’s and Entropic’s respective Annual Reports on Form 10-K for the year ended December 31, 2014, and other reports and filings with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, MaxLinear intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the shares of MaxLinear Class A Common Stock to be issued in the merger, and MaxLinear and Entropic intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MAXLINEAR, ENTROPIC, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by MaxLinear and Entropic with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting MaxLinear Investor Relations at http://investors.maxlinear.com/, IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Entropic Investor Relations at http://ir.entropic.com/, ir@entropic.com or by telephone at (858) 768-3852. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Entropic and MaxLinear and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MaxLinear or Entropic security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Entropic’s executive officers and directors is included in Entropic’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 3, 2014, and its Current Report on Form 8-K, filed with the SEC on November 10, 2014, and information regarding MaxLinear’s executive officers and directors is included in MaxLinear’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 17, 2014 and its Current Report on Form 8-K, filed with the SEC on December 16, 2014. Copies of the foregoing documents may be obtained as provided above. The interests of such persons may differ from the interests of MaxLinear or Entropic stockholders generally.

MxL and the MaxLinear logo are trademarks of MaxLinear, Inc.

© 2015 Entropic. All rights reserved.

MaxLinear Press Contact:

David Rodewald

The David James Agency LLC

Tel: 805-494-9508

david@davidjamesagency.com

MaxLinear Corporate Contact:

Adam Spice

Chief Financial Officer

Tel: 760-692-0711, ext. 196

aspice@maxlinear.com

Entropic Press and Corporate Contact:

Debra Hart

Senior Director, Investor Relations

Tel: 858-768-3852

debra.hart@entropic.com